April 28, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Enveric Biosciences, Inc.
Registration Statement on Form S-3
(File No. 333-295273)

Acceleration Request
Requested Date: April 29, 2026
Requested Time: 5:00 p.m., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Enveric Biosciences, Inc. (the “Company”) requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission (the “Commission”) at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Commission.

Please call Rasika A. Kulkarni of Greenberg Traurig, LLP at (650) 289-7813 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

Enveric Biosciences, Inc.

By:	/s/ Joseph Tucker
Name:	Joseph Tucker, Ph.D.
Title:	Chief Executive Officer